UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Spring Valley Acquisition Corp. II
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G83752108
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 11 Pages

1.		Names of Reporting Persons Spring Valley Acquisition Sponsor II, LLC
2.		Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization DE
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,896,667
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,896,667
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 20,896,667(1)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 47.6%(2)
12.		Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1) Represents 20,896,667 Class A ordinary shares (“Class A Shares”) issuable in respect of (i) 7,546,667 Class B ordinary shares (“Class B Shares”) which are convertible into Class A Shares on a one-for-one basis at the option of the holder and (ii) 13,350,000 private placement warrants to purchase Class A Shares on a one-for-one basis (“Warrants”).

(2) Calculated based on (i) 23,000,000 Class A Shares outstanding as of November 18, 2022 as reported on the Issuer’s Form 10-Q, filed on November 18, 2022 and (ii) 20,896,667 Class A Shares issuable in respect of the Class B Shares and Warrants.

CUSIP No.	13G	Page 3 of 11 Pages

1.		Names of Reporting Persons PEARL ENERGY INVESTMENTS II, L.P.
2.		Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization [DE]
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 20,896,667
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 20,896,667
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 20,896,667(1)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 47.6%(2)
12.		Type of Reporting Person (See Instructions) PN

(1) Represents 20,896,667 Class A Shares issuable in respect of (i) 7,546,667 Class B Shares and (ii) 13,350,000 Warrants.

(2) Calculated based on (i) 23,000,000 Class A Shares outstanding as of November 18, 2022 as reported on the Issuer’s Form 10-Q, filed on November 18, 2022 and (ii) 20,896,667 Class A Shares issuable in respect of the Class B Shares and Warrants.

CUSIP No.	13G	Page 4 of 11 Pages

1.		Names of Reporting Persons Pearl Energy Investment II GP, L.P.
2.		Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization [DE]
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 20,896,667
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 20,896,667
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 20,896,667(1)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 47.6%(2)
12.		Type of Reporting Person (See Instructions) PN

(1) Represents 20,896,667 Class A Shares issuable in respect of (i) 7,546,667 Class B Shares and (ii) 13,350,000 Warrants.

(2) Calculated based on (i) 23,000,000 Class A Shares outstanding as of November 18, 2022 as reported on the Issuer’s Form 10-Q, filed on November 18, 2022 and (ii) 20,896,667 Class A Shares issuable in respect of the Class B Shares and Warrants

CUSIP No.	13G	Page 5 of 11 Pages

1.		Names of Reporting Persons Pearl Energy Investment II UGP, LLC
2.		Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization [DE]
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 20,896,667
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 20,896,667
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 20,896,667(1)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 47.6%(2)
12.		Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1) Represents 20,896,667 Class A Shares issuable in respect of (i) 7,546,667 Class B Shares and (ii) 13,350,000 Warrants.

(2) Calculated based on (i) 23,000,000 Class A Shares outstanding as of November 18, 2022 as reported on the Issuer’s Form 10-Q, filed on November 18, 2022 and (ii) 20,896,667 Class A Shares issuable in respect of the Class B Shares and Warrants

CUSIP No.	13G	Page 6 of 11 Pages

1.		Names of Reporting Persons William J Quinn
2.		Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 20,896,667
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 20,896,667
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 20,896,667(1)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 47.6%(2)
12.		Type of Reporting Person (See Instructions) IN

(1) Represents 20,896,667 Class A Shares issuable in respect of (i) 7,546,667 Class B Shares and (ii) 13,350,000 Warrants.

(2) Calculated based on (i) 23,000,000 Class A Shares outstanding as of November 18, 2022 as reported on the Issuer’s Form 10-Q, filed on November 18, 2022 and (ii) 20,896,667 Class A Shares issuable in respect of the Class B Shares and Warrants

CUSIP No.	13G	Page 7 of 11 Pages

Item 1(a).	Name of Issuer:

Spring Valley Acquisition Corp. II (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2100 McKinney Ave., Suite 1675 Dallas, TX 75201

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1. Spring Valley Acquisition Sponsor II, LLC
2. Pearl Energy Investments II, L.P.
3. Pearl Energy Investment II GP, L.P.
4. Pearl Energy Investment II UGP, LLC
5. William J Quinn

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

2100 McKinney Ave., Suite 1675 Dallas, TX 75201

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

G83752108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)            Amount beneficially owned:

See response to Item 9 on each cover page.

(b)            Percent of Class:

See response to Item 11 on each cover page.

(c)           Number of shares as to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

CUSIP No.	13G	Page 8 of 11 Pages

(ii)            Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)          Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)           Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

This Schedule 13G (the “Statement”) is being filed by Spring Valley Acquisition Sponsor II, LLC (the “Sponsor”). The Sponsor is controlled by Pearl Energy Investment II, L.P. (“Pearl”). Pearl is controlled by its general partner, Pearl Energy Investment II GP, LP (“Pearl GP”), Pearl GP is controlled by its general partner, Pearl Energy Investment II UGP, LLC (“Pearl LLC”), and William J. Quinn is the managing member of Pearl LLC. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Pearl, Pearl GP, Pearl LLC, and William J. Quinn.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No.	13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

SPRING VALLEY ACQUISITION SPONSOR II, LLC

By:	/s/ David Levinson
Name:	David Levinson
Title:	Corporate Secretary

PEARL ENERGY INVESTMENTS II, L.P.

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner
PEARL ENERGY INVESTMENTS II GP, L.P.

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner

PEARL ENERGY INVESTMENTS II UGP, LLC.

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner

By:	/s/ William Quinn
Name:	William Quinn

CUSIP No.	13G	Page 10 of 11 Pages

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2023.

CUSIP No.	13G	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement is being jointly filed, and all amendments thereto will be jointly filed, by Spring Valley Acquisition Sponsor II, LLC, as the main and designated filer, on behalf of each of the persons and entities named below that is named as a reporting person in such filing. Each of the undersigned is responsible for the timely filing of this Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SPRING VALLEY ACQUISITION SPONSOR II, LLC

By:	/s/ David Levinson
Name:	David Levinson
Title:	Corporate Secretary

PEARL ENERGY INVESTMENTS II, L.P.

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner
PEARL ENERGY INVESTMENTS II GP, L.P.

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner

PEARL ENERGY INVESTMENTS II UGP, LLC.

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner

By:	/s/ William Quinn
Name:	William Quinn